Exhibit 99.4

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL POSTS RESULTS FOR THIRD QUARTER FISCAL 2019

Vancouver, B.C., Canada – 7 June 2019 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) is an emerging integrator of modular refinery infrastructure with nearby stranded crude oil production. The Company today announced its financial results for the quarter ended 31 March 2019, the "Third Quarter" of the Company's fiscal year ending 30 June 2019.

Overall, the Company incurred a net loss during the Third Quarter of $176,551 compared to an adjusted loss of $59,249 for the same quarter of the previous fiscal year. The increase of $117,302 is largely attributable to a $92,250 non-cash share based payments expense related to grant of incentive stock options. The adjusted loss for the same quarter of the previous year is net of a one-off gain of $204,000 then recognized on debt forgiveness and debt settlements.

The total share-based payments expenses during the Third Quarter were $92,250 compared to nil during the same quarter of the previous year. During the Third Quarter the Company granted a total of 7,500,000 new incentive stock options to officers and directors, each one of which have an exercise price of five US cents ($0.05) and a fixed term expiring on 30 June 2021.

Interest expense during the Second Quarter was $2,414 compared to $425 during the same quarter last year and reflected the interest cost on outstanding promissory notes.

The Company’s cash administrative costs during the Third Quarter totaled $88,380 compared to $58,295 during the same quarter of the previous year. The increase of $30,085 is primarily due to higher operating expenses relating to the Company’s increased Indonesian operations activity over that of the prior quarter.

As at the end of the Third Quarter, the Company’s Interim Financial Statements was $160,469 a reduction of $367,208 from the $536,676 deficiency at the end of the 30 June 2018 fiscal year end.

During the nine months period ending with the Third Quarter, the Company expended $401,988 on its operations and raised $550,000 from private placements.

The full text of the Company's interim unaudited and management prepared consolidated financial statements and the accompanying management discussion and analysis for the Quarter are both available for download from the Company's profile on SEDAR at www.sedar.com.

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) info@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.